SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Operational Preview | 2Q14

IR Contact Info

Danilo Cabrera
Phone: +55 11 3025-9242 / 9305
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia - Comunicação Integrada
Fernando Kadaoka
Phone: +55 11 3147-7498
Fax: +55 11 3147-7900
Email:
fernando.kadaoka@maquina.inf.br

Gafisa 60 YEARS

PREVIEW OF OPERATIONAL RESULTS 2Q14

Consolidated Launches totaled R$413.8 million,
while Net Sales reached R$433.0 million in 2Q14

FOR IMMEDIATE RELEASE - São Paulo, July 17, 2014 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders with a focus on the residential market, today announced operational results for the second quarter ending June 30, 2014.

Consolidated Launches

Second-quarter launches totaled R$413.8 million, a 66% increase compared to 2Q13. The volume of projects launched in the first half of the year represents 41.3% of the midpoint of full year guidance of between R$2.1 and R$2.5 billion.

In the quarter, 5 projects/phases were launched across 3 states. Gafisa accounted for 76.1% of the PSV of launches and Tenda represented the remaining 23.9%.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Gafisa Segment	314,733	353,934	-11.1%	215,910	45.8%
Tenda Segment	99,011	181,445	-45.4%	33,056	199.6%
Total	413,744	535,379	-22.7%	248,966	66.2%

Consolidated Pre-Sales

Second-quarter 2014 consolidated pre-sales totaled R$433.0 million, an increase of 12.0% compared to 2Q13. In this period, sales from launches represented 37% of the total, while sales from inventory comprised the remaining 63%.

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Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Gafisa Segment	251,290	187,555	34.0%	216,911	15.9%
Tenda Segment	181,728	51,767	251.0%	169,841	7.0%
Total	433,018	239,323	80.93%	386,752	12.0%

Consolidates Sales over Supply (SoS)

Consolidated sales over supply reached 12.6% in the 2Q14, in line with the previous year and above the first quarter result of 7.5%. The consolidated speed of sales of second quarter launches reached 25.8%, a sequential improvement. SoS from first half launches in 2014 was 22.9%.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Gafisa Segment	9.8%	7.9%	1.9 p.p.	9.8%	-
Tenda Segment	20.8%	6.4%	14.4 p.p.	20.0%	-0.8 p.p.
Total	12.6%	7.5%	5.1 p.p.	12.6%	-

Delivered Projects

During the second quarter, Gafisa delivered 19 projects/phases encompassing 3,689 units (1,504 Gafisa units and 2,185 units from the Tenda segment) and totaling R$678.2 million in PSV [KB1] . The delivery date is based on the “Delivery Meeting” that takes place with customers, and not physical completion, which is prior to the Delivery Meeting.

Over the last twelve month period, 62 projects/phases and 12,573 units were delivered, accounting for R$2.7 billion.

Inventory (Properties for Sale)

In the second quarter, consolidated inventory at market value increased R$61.9 million to R$3.0 billion. Out of the total volume of 2Q14 sales, approximately 63% were from inventory, representing R$135.0 million in Gafisa and R$139.4 million in Tenda.

The market value of Gafisa inventory, which represents 77% of total inventory, reached R$2.3 billion at the end of 2Q14, compared to R$2.2 billion at the end of 1Q14. Tenda inventory was R$691.4 million at the end of 2Q14, as compared to R$752.3 million at the end of the 1Q14.

Table 4. Inventory at Market Value 2Q14 x 1Q14 (R$)

	1Q14	Launches	Dissolutions	Gross Sales	Price Adjustments	2Q14	Q/Q(%)
Gafisa Segment	2,199,296	314,733	119,917	371,207	59,342	2,322,081	5.58%
Tenda Segment	752,302	99,011	117,614	299,342	21,844	691,428	-8.09%
Total	2,951,597	413,744	237,531	670,549	81,186	3,013,509	2.10%

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GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Gafisa Launches

Second-quarter launches totaled R$314.7 million and comprised 3 projects/phases located in the cities of São Paulo and Osasco. In 2Q13, the segment’s launches totaled R$215.9 million.

Gafisa Pre-Sales

Gafisa segment 2Q14 gross pre-sales totaled R$371.2 million. The volume of dissolutions compared to the previous year declined 12.9%, thereby resulting in a 15.9% increase in 2Q14 net pre-sales to R$251.3 million. Units launched during the quarter represented 38.3% of total sales, accounting for R$96.3 million. In 2Q14, sales velocity was 9.8%, compared to 7.9% in 1Q14. The segment accounted for 76% of consolidated launches.

The volume of dissolutions in 2Q14 was R$119.9 million. Of the 469 Gafisa segment units cancelled and returned to inventory during this first half, 48% were resold in the same period.

Gafisa Delivered Projects

In 2Q14 Gafisa delivered 8 projects/phases and 1,504 units.

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Tenda Launches

Second-quarter launches totaled R$99.0 million and included 2 projects/phases in the states of Rio de Janeiro and Minas Gerais. The brand accounted for 24% of 2Q14 consolidated launches.

Tenda Pre-Sales

During 2Q14, gross sales reached R$299.3 million, while net pre-sales totaled R$181.7 million. Sales from units launched during 2Q14 represented 5.6% of total sales. In 2Q14, sales velocity (sales over supply) rose to 20.8%, compared to 6.4% in 1Q14.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions. During 2Q14, 1,708 units, representing R$223.7 million in net pre-sales, were transferred to financial institutions. In 1H14, 3,176 units were transferred, reaching R$413.2 million.

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to qualified customers. Cancellations totaled R$117.6 million in 2Q14, a 25.5% decline versus 2Q13. As expected, cancellations were also lower on a sequential basis, declining 39.1%. Of the total Tenda units cancelled in 2Q14, around 78% relate to legacy projects.

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Of the 2,090 Tenda units cancelled in the first half and returned to inventory, 63% were resold to qualified customers during the same period. Similarly, 79% of dissolutions related to Tenda’s New Model were also resold during the first half.

Tenda Delivered Projects

In 2Q14 Tenda delivered 11 projects/phases and 2,185 units.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and a stake in Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 18, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer